SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934


                  For the fiscal year ended December 31, 1995

                          Registration number 33-63707

     A.  Full title of the plan:

                             PARKER PEN 401(K) PLAN


     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199




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                 Financial Statements of Parker Pen 401(k) Plan


     The following audited financial statements with independent auditors' report thereon are enclosed with this report:

1. Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994.

2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1995.


Exhibit



         23.2     Independent Auditor's Consent


                                              SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Parker Pen 401(k) Plan

                                                 By    THOMAS F. SKELLY
                                                       Thomas F. Skelly

Date: June 25, 1996